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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KBFG Securities America Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 1900
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KBFG Securities America Inc. and Subsidiary

Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

KBFG Securities America Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Stockholder's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
           under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
           Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
           applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
           Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
           Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
           Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[x]   Independent Accountants Report on Statement of Exemption from Rule 15c3-3.
[x]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Yoon Gu Eric Lee, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to KBFG Securities America Inc. and Subsidiary for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

BYOUNGJOON JUN
Notary Public, State of New York
Registration #01JU6338792
Qualified In New York County
Commission Expires April 4, 20 20



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KBFG Securities America, Inc. (the "Company"), as of December 31, 2017, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended, the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 27, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2017

Assets

Cash	$	796,687
Time deposits		12,039,642
Investment in private company, at fair value		2,321,803
Receivable from parent		31,985
Receivable from broker-dealers		5,430
Equipment (net of accumulated depreciation of $14,249)		21,023
Other assets		53,706
Total assets	$	15,270,276

Liabilities and Stockholder's Equity

Unearned revenue	$	195,000
Accounts payable and accrued expenses		82,003
Due to affiliate		4,443
		281,446
Common stock - $.01 par, 1000 shares authorized;		
220 shares issued and outstanding		2
Additional paid-in capital		31,999,998
Accumulated deficit		(17,011,170)
Total stockholder's equity		14,988,830
Total liabilities and stockholder's equity	$	15,270,276

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2017

Revenues

Commissions	$ 518,475
Research income	67,918
Interest income	58,080
Loss on investment in private company	(3,017,569)
Fee income	46,031
Other revenue	177,352
Total net revenues	(2,149,713)

Expenses

Employee compensation and benefits	968,509
Professional fees	334,006
Occupancy	206,248
Communications	166,192
Travel and entertainment	253,254
Other expenses	129,020
Total expenses	2,057,229
Net loss before taxes	(4,206,942)
Income taxes	4,300
Net loss	$ (4,211,242)

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of shares	Amount			
Balances, January 1, 2017	220	$ 2	$ 31,999,998	$ (12,799,928)	$ 19,200,072
Net loss				(4,211,242)	(4,211,242)
Balances, December 31, 2017	220	$ 2	$ 31,999,998	$ (17,011,170)	$ 14,988,830

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (4,211,242)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	(16,247)
Decrease (increase) in operating assets:	
Time deposits	(10,000,173)
Redemption of shares in private company	7,758,414
Investment in private company, at fair value	3,017,569
Receivable from parent	(8,272)
Other assets	(2,806)
Increase/(decrease) in operating liabilities:	
Deferred revenue	75,000
Accounts payable and accrued expenses	(26,817)
Due to affiliate	4,443
Net decrease in cash	(3,410,131)
Cash	
Beginning of year	4,206,818
End of year	$ 796,687
Supplemental cash flow activity	
Taxes paid	$ 4,300

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of Operations**

    KBFG Securities America Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities. The Company is a subsidiary of KB Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea.

    The Company has a wholly-owned inactive subsidiary which, at December 31, 2017, had no assets and no liabilities, and no income or expenses for the year then ended.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    The Company's checking and savings accounts are held by two financial institutions and therefore are subject to the credit risk at those financial institutions.

    The Company also holds five time deposits with four different banks for investment purposes which are included in time deposits on the consolidated statement of financial condition. All time deposits mature within the year.

    The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Revenue Recognition
    Securities transactions and the related revenues are recorded on a trade-date basis. Commission income is recorded when earned. Other revenue include amounts for services that are amortized over the contractual period.

    Unearned Revenue
    Unearned revenue represents unaccreted value of amounts received in advance of future services to be provided.

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments and Valuation Processes
In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Valuation Processes (continued)

value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment in Private Company
The investment in the private company is valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment company, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

The Company adopted the guidance issued in ASU No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)," which removes the requirement to categorize within the fair value hierarchy all investments measured using the net asset value per share practical expedient and related disclosures.

At December 31, 2017, the Company had an investment in a private company of $2,321,803 measured using net asset value as a practical expedient, which was not categorized a fair value hierarchy.

2. **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

3.   **Related Party Transactions**

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. At December 31, 2017, the Company had a receivable of approximately $32,000 which is related to this agreement.

In October 2015, the Company entered into agreements with entities under common control of the Parent to manage two properties purchased in the United States. The fees related to these agreements are recorded in other revenue on the accompanying statement of operations. As of December 31, 2017, the Company has a total of $120,000 in unearned revenue relating to the two contracts.

The Company has an agreement with an indirect owner to pay a 0.17% royalty fee on operating revenues. This fee is to support using the KBFG brand name.

3.   **Related Party Transactions (continued)**

Investment in Private Company

The investment in private company is a related party under common ownership and control. At December 31, 2017, the underlying assets of the private company consist of approximately $145,000 in cash and $2.2 million in real estate. During 2017, the derivative trading was not profitable so a portion of the investment was redeemed. There was additional uncertainty and value impairment following that redemption.

At December 31, 2017, approximately $1,669,000 of unrealized losses and approximately $1,349,000 in realized losses on redemption of shares is included in loss on investment in private company on the Consolidated Statement of Operations. The private company is a multi-strategy investment company with liquidity events available upon request. The Company does not have any unfunded capital commitments to the investment in the private company as of December 31, 2017. Under the repurchase clause, the Company also has the right to request the redemption of its investment by providing a 10 day written notice.

The Company anticipates liquidating this investment during 2018.

4.   **Income Taxes**

At December 31, 2017, the Company has federal, state and city net operating loss carryforwards of approximately $6,863,000 and $4,519,000 and $4,699,000 respectively, which begin to expire in 2027. The Company had approximately $1,441,230 of deferred tax assets generated by the net operating losses as well as other timing differences and unrealized gains on its investment. The current valuation allowance decreased by approximately $662,285 due to the recent reduction in the corporate tax rate to 21%. The ultimate amount of NOL's able to be utilized by the Company in future periods may be limited under Internal Revenue Code Section 382, due to the change in ownership of the Parent Company. For the year ended December 31, 2017, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into legislation. As part of the legislation, the U.S. corporate income tax rate was reduced to 21%. The Company has a full valuation allowance against its deferred tax assets, and therefore no deferred tax expense has been recorded as a result of the reduced tax rate.

5. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2017, the Company had net capital of approximately $12,576,000 which was $12,326,000 in excess of its required minimum net capital of $250,000.

6. **Commitments**

The Company is obligated under an operating lease for its New York office space that expires in January 2022.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2018	$ 170,000
2019	170,000
2020	170,000
2021	170,000
2022	4,000
	$ 684,000

Rent expense under this operating lease for the year ended December 31, 2017 was approximately $161,000.

7. **Exemption from Rule 15c3-3**

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Account for the Exclusive Benefit of Customers" as the Company's customer securities transactions are handled on its behalf on a delivery-versus payment/receive-versus payment basis through its Parent overseas.

8. **Off-balance Sheet Risk and Concentration of Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in several financial institutions that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000 per account. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The majority of the Company's operations, including the investment in private company, are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

9. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.

10. **Subsequent Events**

Subsequent events have been evaluated through the date these financial statements were issued.

KBFG Securities America Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Stockholder's equity		$ 14,988,830
Nonallowable assets:		
Investment in private company, at fair value		2,321,803
Receivable from broker-dealer		5,430
Receivable from parent		31,985
Equipment		21,023
Other assets		18,607
		2,398,848
Net capital before haircuts		12,589,982
Haircuts on security positions		13,587
Net capital		12,576,395
Minimum net capital requirement		250,000
Excess net capital		$ 12,326,395

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Amended Form X-17A-5, Part II filing.

KBFG Securities America Inc. and Subsidiary
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). None of its clearance activities can be processed through a U. S. bank.



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
KBFG Securities America Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which (1) KBFG Securities America Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption from Rule 15c3-3 includes a statement that the Company met the exemption provisions without exception. During our review, we have identified that the Company did not maintain a Special Account for the Exclusive Benefit of Customers to effectuate all financial transactions between the broker or dealer and its customers during the year ended December 31, 2017. Because of this exception, we believe the statement in the Exemption from Rule 15c3-3 was required to be modified and the exception was required to be disclosed in the Exemption from Rule 15c3-3.

Based on our review, with the exception of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 27, 2018

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS

KBFG Securities America Inc. and Subsidiary
Statement of Exemption from Rule 15c3-3
December 31, 2017

The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i) in that its transactions with customers are handled on a deliver-vs.-payment/receive-vs.-payment basis through its parent or the transactions are private placements in which the Company does not handle customer cash or securities. The Company does not have any instances of holding funds or safekeeping securities for its customers. To the best knowledge and belief of the Company it is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2017 without exception.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)